Via Facsimile and U.S. Mail
Mail Stop 6010

August 10, 2007

Mr. Friedhelm Blobel, Ph.D.
President and Chief Executive Officer
SciClone Pharmaceuticals, Inc.
901 Mariner's Island Boulevard
San Mateo, CA 94404

Re: SciClone Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-19825

Dear Mr. Blobel:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's discussion and Analysis of Financial Condition and… page 37

Critical Accounting Policies, page 38

Revenue Recognition, page 38

1. In a disclosure-type format, please quantify the amounts accrued for damaged,
   defective or expired goods for which you are expected to replace. To the extent
   these amounts are material, provide the following disclosures:
   a. The factors that you consider in estimating each accrual such as historical
      return of products, levels of inventory in the distribution channel, and/or

estimated remaining shelf life. Quantify these assumptions whenever possible.

b. A roll forward of the liability for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

To the extent the returns fluctuate significantly from period to period, explain the reason, including the effect that changes in your estimates of these items had on your revenues and operations.

Accounts Receivable, page 39

2. In a disclosure-type format, please explain how you determined that the revenues earned during the three years ended December 31, 2006 are 100% collectible as indicated on Schedule II provided on page 83 of your filing.

Liquidity and Capital Resources, page 43

3. In a disclosure-type format, please provide an explanation for the significant increase in days' sales outstanding in accounts receivable of 23 days from 125 days in 2005 to 148 days in 2006. Disclose your standard credit terms and reconcile those terms to days' sales outstanding in accounts receivable if different.

Consolidated Financial Statements, page 46

4. Please separately present the cost of earning contract revenue as required under Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial statements, page 52

Note 2 – Marketable Securities, page 58

5. The amount you disclose under Gross Unrealized Gains appears to be net unrealized gains as of December 31, 2006 and 2005. Please clarify for us whether any securities you owned as of each period presented were in net loss position. If so, please provide us a revised disclosure. Similarly, provide a revised disclosure of net unrealized gains (losses) on page 53, since the amounts disclosed here appears to be the net changes in other comprehensive income.

Form 10-Q for June 30, 2007

6. Provide us proposed disclosure that explains the $1.2 million increase in inventory as displayed on the statement of cash flows.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant